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                            July 7, 2020

       Corey D. Code
       Chief Financial Officer
       Ovintiv Inc.
       Suite 1700, 370 17th Street
       Denver, Colorado 80202

                                                        Re: Ovintiv Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            File No. 001-39191

       Dear Mr. Code:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis
       Non-GAAP Measures, page 71

   1. We note you present total costs as a non-GAAP measure. Please reconcile total costs to the most directly
comparable financial measure calculated and presented in accordance with GAAP or tell us
how your current presentation complies with Item 10(e)(1)(i)(B) of
                                                        Regulation S-K.
 Corey D. Code
Ovintiv Inc.
July 7, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCorey D. Code                           Sincerely,
Comapany NameOvintiv Inc.
                                                          Division of
Corporation Finance
July 7, 2020 Page 2                                       Office of Energy &
Transportation
FirstName LastName